NO ACT

10
2-2-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025674

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 05 2012

Washington, DC 20549

March 5, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-12

Mark A. Weiss
Staples, Inc.
mark.weiss@staples.com

Re: Staples, Inc.
Incoming letter dated February 2, 2012

Dear Mr. Weiss:

This is in response to your letter dated February 2, 2012 concerning the shareholder proposal submitted to Staples by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 29, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 5, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Staples, Inc.
Incoming letter dated February 2, 2012

The proposal urges the board to adopt a policy that in the event of a senior executive's termination or a change-in-control, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met.

There appears to be some basis for your view that Staples may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Staples, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Staples omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

February 29, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: *Staples, Inc.'s Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim of Staples Inc. ("Staples" or the "Company"), by letter dated February 2, 2012, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2012 proxy materials. Proponent's Proposal to Staples urges the Board of Directors

> to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Staples.

I. Introduction

Staples argues that it is entitled to exclude the proposal because it: (A) is impermissibly vague and indefinite because it is internally inconsistent, fails to define key terms and otherwise fails to provide sufficient guidance on its implementation; and (B) is impermissibly false and misleading because it implies that a change of control of the Company would trigger the accelerated vesting of new equity awards and the adoption of the Company's 2011 Equity Plan substantially implements the proposal. As explained below, the relief sought in Staples' No-Action Request should not be granted.

II. The Proposal is not impermissibly vague and indefinite due to internal inconsistencies or failure to define key terms in the Proposal because stockholders and the Company are able to determine with reasonable certainty exactly what actions or measures the proposal requires.

Staff Legal Bulletin No. 14B (September 15, 2004) provides the following test for determining if a proposal is inherently vague or indefinite: Can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

The 101 pertinent words in the Proposal (cited above) pass that test easily in plain, simple and concise English. They specify:

--when there is a change of control of the Company, the Proposal seeks a policy that there will be no accleration in the vesting of any equity awards;

--the policy may contain an exception for pro rata vesting up to the time of the change-in-control;

--that if vesting is based on performance, however, the performance goals should also be met.

These specifications clearly enable stockholders and the Company to determine with reasonable certainity the actions (a policy on accleration of equity awards in case of a change of control) and measures (no accelerated vesting of equity awards, except a pro rata vesting is permissible, but if vesting is based on performance the performance goals should also be met).

Staples claims that the Proposal is internally inconsistent because its first sentence stipulates that that there shall be "no acceleration" but then goes on to provide for some form of "pro rata" accelerated vesting. As detailed above, there is no inconsistency between these terms. There is a policy (no accelerated vesting) and a permissible exception (pro rata vesting up to the time of the change of control, but performance goals must be met).

Staples also claims that the Proposal is impermissibly vague in that it fails to explain what it means for awards to vest on a "pro rata basis" to the extent "performance goals have been met." However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Proponent respectfully submits that the issues of interpretation raised by Staples' letter are best decided by the Board of Directors. The intent of the Proposal is to establish a broad executive compensation policy, not to micromanage the ordinary business decisions of the Company.

Finally, the Company argues that the Proposal's failure to define "change of control" is a fatal flaw. However, such a definition is beyond the scope of the Proposal that seeks to apply to whatever definition the Company is using in its future agreements.

III. Proponent is willing to revise the Proposal to address any defects.

In the alternative, and without conceding the merits of Staple's arguments as to why the Proposal may be excluded from the Company's proxy statement, the Proponent is willing to revise the RESOLVED section of the Proposal. As noted in Staff Legal Bulletin No. 14B (September 15, 2004), the Commission Staff have had a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We believe the following changes address any minor defects in the Proposal:

> RESOLVED: The shareholders urge the board of directors of Staples, Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy. For purposes of this policy, "change of control" and "vesting" shall be defined by the Company's existing compensation plans and individual agreements with senior executives and/or by compensation plans and individual agreements with senior executives that the Company enters into in the future.

IV. Conclusion

For the foregoing reasons, the AFL-CIO maintains that the relief sought in the Company's No-Action letter should not be granted.

In the alternative, the AFL-CIO is willing to revise the RESOLVED section of the proposal as described in Part III this letter.

If you have any questions, please feel free to contact the undersigned at 202-637-5335 or at rmcgarra@aflcio.org

Sincerely,

Robert E. McGarrah, Jr.

Cc: Mark A. Weiss, Assistant General Counsel

STAPLES

that was easy.

February 2, 2012

Via E-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Staples, Inc., Omission of Stockholder Proposal Submitted by AFL-CIO Reserve Fund Under SEC Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Staples, Inc., a Delaware Corporation (the "Company"), intends to omit from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of stockholders (the "Proxy Materials") a stockholder proposal (the "Proposal") that was submitted by AFL-CIO Reserve Fund (the "Proponent").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company is submitting electronically to the Commission this letter and the Proposal (attached as <u>Exhibit A</u> to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its Proxy Materials with the Commission.

The Proposal

On December 21, 2011, the Company received the Proposal from Daniel F. Pedrotty, the Director of the Office of Investment for the Proponent. The Proposal asks the board of directors of the Company to

> adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period.

To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

Grounds for Exclusion

Rule 14a-8(i)(3) of the Securities Exchange Act Rule of 1934, as amended, permits a company to exclude a stockholder proposal from its proxy solicitation materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This includes any portion or portions of a proposal or supporting statements that, among other things, contain false or misleading statements.

The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) when "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Division of Corporation Finance: Staff Legal Bulletin No. 14B* (September 15, 2004). Additionally, a proposal is sufficiently misleading and indefinite so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that any action ultimately taken by the company to implement the proposal could be different from the actions envisioned by the stockholders voting on the proposal (*Fuqua Industries, Inc.* (avail. Mar. 12, 1991)).

Analysis

The Proposal Contains Inconsistent, Vague and Misleading Terms and References.

The Staff regularly has agreed with companies regarding the exclusion of stockholder proposals concerning executive compensation under Rule 14a-8(i)(3) when the proposal contains vague or misleading terms or references. See, e.g. *General Electric Co.* (available January 21, 2011) (omitting a proposal which urged the board of directors of General Electric to make specific changes to the senior executive compensation program because "neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" since the proposal did not address the appropriate methodology to be applied in implementation and was subject to numerous significantly differing interpretations); *Motorola, Inc.* (available January 12, 2011) (omitting a proposal which urged the executive pay committee to "adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment" because the proponent failed to sufficiently explain the meaning of the term "executive pay rights"); *Verizon Communications Inc.* (available February 21, 2008) (omitting a proposal regarding maximum targets and pay-out levels for senior executives because of vague and misleading terms); *Prudential Financial, Inc.* (available February 16, 2007) (omitting a proposal which sought stockholder approval rights for senior management incentive compensation programs due to undefined, vague terms).

The Staff also has agreed with the exclusion of stockholder proposals when the terms of the proposal could be subject to multiple interpretations. *Fuqua Industries, Inc.* (March 12, 1991) (permitting exclusion of a stockholder proposal which would restrict the action of major stockholders because any action taken by the company could be significantly different from the actions envisioned by the stockholders); *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal which would restrict Berkshire Hathaway from investing in securities of any foreign corporation that engages in activities prohibited for U.S. Corporations in accordance with an executive order because the proposal does not describe the degree of the restriction of investment); *Exxon Corp.* (January 29, 1992) (excluding a proposal restricting individuals who can be elected to the board of directors because undefined and inconsistent phrases are subject to differing interpretations both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted).

Similar to the proposals cited above, the Proposal is vague and misleading in several respects because a stockholder voting on the Proposal would not be able to clearly determine what actions the Company's board of directors would take in implementing the Proposal and many of the terms in the Proposal are subject to multiple interpretations.

If adopted, the Proposal would require that upon termination of an executive or a change-in-control of the Company, there shall be no acceleration of vesting of the executive's equity awards, "except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period." This provision is subject to many interpretations such that a stockholder could not possibly understand how the executive's equity would vest in the event this provision is triggered.

For example, assume that an executive receives an award of 1,000 shares that vest over a 5 year period. She starts working on January 1, 2012 and thus the shares would fully vest on December 31, 2016. There is a change-in-control of the Company on March 31, 2014. This is 2 years and 3 months after her start date. One way of calculating the pro rata portion of the executive's awards would be to base it on the total number of months she worked. In order for the shares to fully vest, the executive would have had to work for 60 months. Since she worked for 27 months out of a total of 60 months she could receive 45% (27/60) of her award, or 450 shares.

In an equally plausible scheme, all the shares begin vesting at the same time, but the shares complete vesting at different times. For example, 200 shares would vest after one year, 200 shares vest after 2 years, 200 shares vest after 3 years, 200 shares vest after 4 years, and 200 shares vest after 5 years. In the example above, the first 2 tranches have fully vested as of March 31, 2014 and thus the executive would receive 400 shares for the first 2 years. Then for tranches 3-5, comparing the number of months worked to the total number of months the executive would need to work for the shares to fully vest yields the percentage of the total amount of stock the executive could receive. Since the executive only worked 27 months out of the 36 months needed for the third set of shares to vest she would get 75% (27/36) of the 200 shares, or 150 shares. For the fourth tranche of 200 shares the executive would receive 56.25% (27/48) of the 200 shares, or 112.5 shares. Then for the fifth tranche the executive would receive 45% (27/60) of the 200 shares, or 90 shares. This would give the executive a total of 752.5 shares when the change-in-control occurred.

There are many other ways one could interpret the term "pro rata." Neither the stockholders nor the Company can be certain what method the Proposal intends to be operative, which method the Company's board of directors would rely on in implementing the Proposal or what "pro rata vesting" means.

Additionally, the Proposal is ambiguous as to the term "termination." The Proposal does not enumerate the types of termination which would be subject to the policy. A termination of employment could occur in many situations including termination for cause, termination without cause, voluntary departure or retirement. Furthermore, a "termination" could be so broadly construed as to pick up an individual's death or disability, and there is no indication of whether the Proposal is intended to cover such situations as well. It is common practice for companies to provide different benefits depending on the type of termination that occurs and the circumstances of the departure from the company. The Proposal does not specify the types of termination to which the policy would apply, making it uncertain as to what methods are required to implement the Proposal. There is no guidance as to whether all types of termination or just some would trigger the Proposal.

A similar ambiguity exists with respect to the term "change-in-control." A change-in-control of a company can happen in many ways including the sale or transfer of all or substantially all of the assets of the company, change in ownership of a majority of the outstanding shares of the company, change of a certain percentage of outstanding shares of the company, change in the composition of the board of directors, a change of the company's Chief Executive Officer or Board Chairman, and other interpretations. The Proposal fails to identify when and what type of change-in-control of the Company would trigger this policy. Due to the fact that the term is subject to so many different interpretations, it is not clear what actions the Company would have to take to implement the policy and any action taken by the Company upon implementation of the Proposal could be significantly different from stockholders' interpretation of the Proposal.

Finally, the Proposal states that "To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met." This provision of the Proposal is also subject to multiple interpretations. One could interpret the Proposal to mean that after a triggering event, such as a change-in-control, the original performance goals continue to apply, but whether or not the award vests is based on a shortened evaluation period. For example, assume that an equity award vests if certain performance goals are met after four years. Normally, the performance goals would be based on a four year cumulative review, but if a change-in-control occurs only one year after the award is granted, then whether or not the equity award vests would be determined solely by the performance of the Company in that one year. Alternatively, this provision could be interpreted to mean that the Company should pro-rate the performance goals so that only one fourth of the original goals would need to be satisfied for the award to vest. Also, upon a partial vesting acceleration of the equity award because of a change-in-control, it is not clear whether the remainder of the award would be cancelled or whether it would continue to vest subject to the same performance goals in the original time frame (four years in the above example). Furthermore, some individual performance goals are tied to business units within the Company, and such goals may be impossible to measure after a change-in-control due to integration of businesses, changes to business units and structures and the synergies of companies. Thus, in the event that this provision of the Proposal is interpreted such that awards continue to vest subject to the same performance goals in the original time frame, such continued monitoring of the original performance goals could be impossible following a change-in-control.

As a result of the ambiguities mentioned above, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) because the Company and the stockholders could interpret the Proposal differently and the Company, in implementing the Proposal, might take different action than what the stockholders had in mind.

Revision Is Permitted Only In Limited Circumstances.

As stated in *SLB No. 14B*, there is no provision in Rule 14a-8 that allows a stockholder to revise his or her proposal or supporting statement, but the Staff has permitted a proponent to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal." In this case, the Company does not believe the revisions would be minor in nature since the explanation needed in order to clarify the many vague and indefinite terms would be lengthy and require major changes to the Proposal. For this reason, the Company does not believe that it would be in accordance with the Staff precedent to allow revision of the Proposal.

Conclusion

For the reasons set forth above, the Company respectfully requests that it may properly omit the Proposal and supporting statement from the Company's Proxy Materials and requests the Staff to confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted. Please do not hesitate to contact me at (508) 253-4013 or by email at mark.weiss@staples.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Mark A. Weiss
Vice President, Assistant General Counsel

Attachments

Exhibit A: Stockholder Proposal

cc: Daniel F. Pedrotty; Director
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006

Nathan Wilmers (via email)

From:	Fox, Molly [Molly.Fox@wilmerhale.com]
Sent:	Thursday, February 02, 2012 4:37 PM
To:	shareholderproposals
Cc:	Nwilmers@aflcio.org
Subject:	Staples, Inc. intention to exclude a stockholder proposal (AFL-CIO)
Attachments:	AFL-CIO.PDF

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, I am attaching to this email and submitting to the Securities and Exchange Commission a notification by Staples, Inc. of its intention to exclude a stockholder proposal from the proxy materials for its 2012 Annual Meeting of Stockholders. Staples asks that the staff of the Division of Corporation Finance of the Commission not recommend to the Commission that any enforcement action be taken if Staples excludes the proposal from those proxy materials. Staples' reasons for excluding the proposal are included in the attached letter.

If you require additional materials or would like to discuss this submission, please do not hesitate to contact Mark A. Weiss, Staples' Vice President, Assistant General Counsel, at (508) 253-4013.

Thank you for your attention to this matter.

Molly W. Fox | WilmerHale
60 State Street
Boston, MA 02109 USA
+1 617 526 6812 (t)
+1 617 526 5000 (f)
molly.fox@wilmerhale.com

Exhibit A

Facsimile Transmittal

Date: December 21, 2011

To: Office of the Corporate Secretary, Staples

Fax: 508-253-8955 or
508-305-0871 (Christina Gonzales)

From: Daniel F. Pedrotty, AFL-CIO

Pages: _4_ (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 21, 2011

Sent by Facsimile and UPS

Office of the Corporate Secretary/General Counsel
Staples, Inc.
500 Staples Drive
Farmingham, Massachusetts 01702

Dear Corporate Secretary,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Staples, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 517 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Nathan Wilmers at 202-637-3900.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

December 21, 2011

Office of the Corporate Secretary/General Counsel
Staples, Inc.
500 Staples Drive
Farmingham, Massachussetts 01702

Dear Corporate Secretary,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 517 shares of common stock (the "Shares") of Staples, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 21, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 21, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

RESOLVED: The shareholders urge the board of directors of Staples, Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

SUPPORTING STATEMENT:

We support the use of performance-based equity awards for executive compensation to the extent that such awards are tailored to promote sustainable performance and align executives' interests with the long-term interests of the Company. We also believe that reasonable severance payments may be appropriate in some circumstances following a change-in-control of the Company or a termination of a senior executive's employment.

We are concerned, however, that the accelerated vesting of equity awards after the termination of a senior executive or a change-in-control of the Company may reward poor performance. The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if equity awards vest on an accelerated schedule.

Our Company has promised to accelerate the vesting of equity awards for certain senior executives as part of their severance benefits. For example, Company Chairman and CEO Ronald Sargent was entitled to $19,751,186 in accelerated vesting of incentive compensation if he was terminated without cause as of January 29, 2011. For a termination following a change-in-control or for death or disability, he would have received $25,813,956 in in accelerated vesting of incentive compensation.

We propose that the Company limit the acceleration of equity awards following a termination or a change-in-control to permit vesting only on a *pro rata* basis that is proportionate to the senior executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met.

We urge you to vote **FOR** this proposal.